 Exhibit 99.1

SOPHiA GENETICS Achieves CE-IVD Certification using its SOPHiA DDM™ Platform

BOSTON, United States and LAUSANNE, Switzerland – June 14, 2022 – SOPHiA GENETICS (Nasdaq: SOPH), a leader in data-driven medicine, today announced from the ESHG Conference in Vienna that it has achieved CE-IVD certification for the analytical functionality supported by its cloud-based SOPHiA DDM™ Platform, an accessory to diagnostic applications. With this certification, the SOPHiA DDM™ Platform is now IVD-ready to support all applications and modules designed for diagnostic purposes in the European Union and other markets recognizing this certification.

The SOPHiA DDM™ Platform has already facilitated the analysis of one million genomic profiles; today, it becomes a core platform for partners from the healthcare and biopharma industry to run their applications, benefitting from a regulated space and a decentralized access mode, while leveraging the reach of the SOPHiA Community. Powered by the Company’s proprietary deep learning algorithms, the SOPHiA DDM™ Platform supports state-of-art oncology technologies, including five CE-IVD SOPHiA DDM applications, including the newly registered SOPHiA DDM™ Dx Homologous Recombination Deficiency (HRD) Solution and SOPHiA DDM™ Dx RNAtarget Oncology Solution.

“We started SOPHiA GENETICS with a mission to be the global platform that allows healthcare professionals to leverage their expertise and work together around the world – unlocking the promise of data-driven medicine at scale,” said Dr. Jurgi Camblong, co-founder and CEO at SOPHiA GENETICS. “The CE-IVD certification for these IVD applications is a milestone that reflects the quality and reliability of our SOPHiA DDM™ Platform. This will help us meet the needs of our healthcare partners in the EU who want to implement SOPHiA GENETICS’ proprietary algorithms for clinical use.”

Supporting the CE-IVD certifications using the SOPHiA DDM™ Platform demonstrates the commitment of SOPHiA GENETICS in maintaining a firm focus on delivering accurate and reliable solutions to more than 790 leading healthcare institutions across the world. The SOPHiA DDM™ Platform, leverages on the collective intelligence gathered by SOPHiA GENETICS’ global network of connected partners. Healthcare professionals can confidently adopt standardized data-driven medicine applications as part of their routine workflow in the EU, for the benefit of patients all over the world.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a health care technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 790 hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn and Instagram. Where others see data, we see answers.

SOPHiA GENETICS Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Media Contact:
Don Granese

dgranese@sophiagenetics.com